Exhibit 99.2

August 1, 2019 2019 Second Quarter Results Ended June 30, 2019 1

Cautionary Statement Regarding Forward-Looking Statements This presentation may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the “Company”) and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall”, “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the factors and risks described in the Company’s annual report on Form 20-F for the financial year ended December 31, 2018 and other documents filed from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that affect the Company’s business. All forward-looking statements contained in this presentation are qualified in their entirety by this cautionary statement. Non-GAAP Financial Measures This presentation contains non-GAAP financial measures, including adjusted EBITDA, adjusted operating income, adjusted diluted EPS, and free cash flow. Reconciliations of non-GAAP measures to the most directly comparable GAAP measures are included in the appendix to this presentation. Comparability of Results All figures presented in this presentation are prepared under U.S. GAAP, unless noted otherwise. Adjusted figures exclude the impact of items such as purchase accounting, impairment charges, restructuring expense, foreign exchange, and certain one-time, primarily transaction-related items. Reconciliations to the most directly comparable U.S. GAAP measures are included in the tables in this presentation. Constant currency changes for 2019 are calculated using the same foreign exchange rates as the corresponding 2018 period. Management uses non-GAAP financial measures to understand and compare operating results across accounting periods, for internal budgeting and forecasting purposes, and to evaluate the Company’s financial performance. Management believes these non-GAAP financial measures reflect the Company’s ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of business trends. These constant currency changes and non-GAAP financial measures should however be viewed in addition to, and not as an alternative for, the Company’s reported results prepared in accordance with U.S. GAAP. 2

Agenda Marco Sala, CEO Strategic Update 1 Alberto Fornaro, CFO Q2’19 Results 2 Q&A 3 3

Strategic Update 4

Q2’19: Solid Revenue and Profit Growth, Robust Free Cash Flow 5 Revenue up 5% at constant currency 46% increase in gaming product sales Strong lottery same-store revenue growth EBITDA up 5% at constant currency Highest quarterly EBITDA in three years North America and Italy driving improvement Solid free cash flow generation in Q2’19 and H1’19

Q2’19: Sustained Momentum in Global Lotteries 6 Global same-store revenue ex-Italy up 6% 7% growth in North America SSR 3% increase in International SSR Recent contract extensions reinforce strategy to secure future revenue and cash flows Italy lotteries better than expected Lotto wagers up 4%; 6% growth for 10eLotto Scratch & Win wagers up 1% on success of new game introductions Additional innovations planned for H2’19

Q2’19: Significant Global Growth in Gaming Product Sales 7 Global gaming machine unit shipments up 46% on quality of games and cabinets Robust replacement demand in North America, International divisions Accelerated momentum in video reel on acceptance of new titles (Fortune Coin™, Griffin’s Throne™) and proven-performers (Scarab™, Ocean Magic Grand®) Crystal series ~ 70% of global unit sales Building on video poker leadership Multi-year poker license featuring Crystal Slant New bartop terminal planned for H2’19 launch

Q2’19: Underlying Improvement in Installed Base 8 North America installed base stable Y/Y, up sequentially on underlying basis Strong WAP performance (Wheel of Fortune®, Megabucks®) The Price is Right® launch commences in H2’19, pursuing multi-level progressive opportunities Improved Italy gaming machine productivity Wagers up on strength of network; new games feature enhanced player experiences Gaming machine taxes actualizing as expected

2019 Second Quarter Financial Results 9

Q2’19 Financial Highlights Adjusted Operating Income Adjusted EBITDA Diluted EPS Note: Adjusted results remove impact of purchase price amortization, impairment charges, restructuring expense and transaction expense (see appendix for details) EUR/USD FX daily average: 1.12 in Q2’19; 1.19 in Q2’18 $ M Revenue +5% at constant currency +5% at constant currency +6% at constant currency 10

Q2’19 North America Gaming & Interactive Highlights Revenue Key Performance Indicators Replacement units up 54% on strength of product offering; higher ASPs Higher systems revenue (Encore Boston Harbor, MGM Northfield installs) Installed base stable Y/Y, up sequentially on underlying basis Excluding discrete items, operating income up in line with revenue growth $ M except where noted otherwise 11 Constant Q2'18 Q2'19 % Change FX Revenue 254 274 8% 8% Operating income 66 85 30% 27% Machine Units Shipped Q2'18 Q2'19 New & expansion 1,803 438 Replacement 2,747 4,223 No impact from OK strategic agreement Total 4,550 4,661 Q2'18 Q3'18 Q4'18 Q1'19 Q2'19* Casino installed base (units) 23,351 23,357 23,108 22,713 21,073 *2,076 unit reduction per OK strategic agreement

Q2’19 North America Lottery Highlights Revenue Key Performance Indicators Strong same-store revenue growth more than offsets Illinois contract conclusion Increased product sales across multiple states, rise in instant ticket printing help offset large MA sales in PY Operating income reflects higher depreciation $ M except where noted otherwise 12 Constant Q2'18 Q2'19 % Change FX Revenue 309 309 0% 0% Operating income 80 78 -3% -3% Same-store revenue growth Q2'18 Q2'19 Instant ticket & draw games 5.3% 5.4% Multistate jackpots -4.8% 23.8% Total SSR growth 4.2% 7.2% Q2'18 Q3'18 Q4'18 Q1'19 Q2'19 VLT installed base (units) 15,176 14,965 14,939 14,799 14,215

Q2’19 International Highlights Revenue Key Performance Indicators Significant increase in units shipped, including the early shipment of some Sweden units; higher software sales Installed base down on conversions (Y/Y South Africa; sequentially Europe and Mexico) Operating income primarily reflects lower profit flow-through on service and product revenue, higher SG&A; profit recovery expected in Q4’19 $ M except where noted otherwise 13 Constant Q2'18 Q2'19 % Change FX Revenue 199 229 15% 20% Operating income 36 30 -17% -11% Machine Units Shipped Q2'18 Q2'19 New & expansion 732 700 Replacement 2,388 5,863 Total 3,120 6,563 Same-store revenue growth Q2'18 Q2'19 Instant ticket & draw games 3.0% 2.4% Multistate jackpots -20.4% 11.0% Total SSR growth 1.4% 2.8% Q2'18 Q3'18 Q4'18 Q1'19 Q2'19 Installed base (units) 16,340 16,007 14,905 15,085 14,475

Revenue Key Performance Indicators Total revenue increased at constant FX, overcoming significant impact of higher gaming machine taxes Consistent growth in lottery wagers, led by 10eLotto Machine gaming impacted by higher taxes; unit productivity up on new game introductions Sharp operating income growth on strong profit flow-through and expense timing despite the higher taxes Q2’19 Italy Highlights $ M except where noted otherwise 14 Constant Q2'18 Q2'19 % Change FX Revenue 441 422 -4% 1% Operating income 131 133 2% 8% €M Q2'18 Q2'19 % Growth Lotto wagers 1,981 2,064 4.2% 10eLotto 1,422 1,507 6.0% Core 471 479 1.6% Late numbers 33 31 -5.6% MillionDAY 54 47 -14.0% S&W wagers 2,237 2,257 0.9% Gaming wagers VLT - operator (B2C) 1,407 1,427 1.4% AWP 885 916 3.5% Interactive 459 508 10.7% Sports betting wagers 244 252 3.1% Sports betting payout 82.9% 82.2% -0.6 ppt

Net Debt and Leverage Profile $ M except where noted otherwise 15 Year-to-date reductions in net debt and leverage 7,761 (870) 211 50 17 231 82 199 (13) 7,668 (31) 7,637 12/31/18 @ 1.15 Adjusted EBITDA Interest Exp. - Net Income Taxes Other Cash from Ops. CapEx Dividends Paid Minorities Other (Net) Before FX FX 6/30/19 @ 1.14 Net Debt/LTM EBITDA 4.47x 4. 42x

Debt Maturity Schedule Q2’19 capital markets activity: Issued €750 million Notes due 2026 ~ €438 million of net proceeds used to redeem 4.125% Notes due 2020 Balance used to paydown revolver Revolving credit facilities extended to July 2024 Provides considerable flexibility Available liquidity exceeds debt maturities until 2022: ~ $1.7 billion in capacity under revolving credit facilities ~ $400 million cash on hand Accelerating cash flow generation 16 806 364 1,864 1,643 650 1,100 854 750 1,680 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 Debt Maturity Profile at June 30, 2019 Pro - Forma for July 2019 RCF Extension Undrawn RCF Debt

H1’19 Cash Flow Statement $ M except where noted otherwise Record H1 operating cash flow of ~ $600 million and free cash flow of ~ $360 million ~ $200 million of minority distributions Heavily concentrated in the first half of the year Accelerated return of capital to Lotto JV partners $65 million in proceeds from sale of assets 17 Cash Flow H1'19 Net Cash Flows from Operating Activities 592 CapEx (231) Free Cash Flow 361 Debt Proceeds/(Repayment), Net 33 Other - Net (245) Other Investing/Financing Activities (212) Net Cash Flow 149 Effect of Exchange Rates/Other (4) Net Change in Cash and Restricted Cash 145 Cash and Restricted Cash at End of the Period 657

Updating FY’19 Outlook, Solely for FX No change to operating assumptions 2019 Adjusted EBITDA of $1.675 - $1.735 billion CapEx of $450 - $550 million Full-year EUR/USD rate of 1.12 vs. prior 1.15 estimate 18

Q & A 19

Appendix 20

Q2’19 Income Statement (As Reported) $ M except where noted otherwise 21 Income Statement Q2'19 Q2'18 % Change Service revenue 980 1,007 -3% Product sales 254 195 30% Total Revenue 1,234 1,202 3% Adjusted EBITDA 454 442 3% Operating Income 224 209 7% Interest expense, net (104) (103) Foreign exchange (41) 173 Other 24 (32) Financial Charges, Net (121) 38 Income Before Tax 102 247 Net Income (Loss) 39 195 Net Income (Loss) - Owners 5 161 Diluted EPS 0.02 0.79

Q2'19 Reconciliation of Non-GAAP Measures

International Game Technology PLC
Consolidated Statement of Operations
Reconciliation of Non-GAAP Financial Measures
($ and shares in thousands, except per share amounts)
Unaudited

	Quarter to date June 2019 As Reported	Adjustments: Purchase Accounting	Adjustments: Foreign Exchange	Adjustments: Refinancing and Other	Quarter to date June 2019 As Adjusted
Total revenue	1,234,253	(181)	-	-	1,234,072
Cost of services	594,598	(17,769)	-	-	576,829
Cost of product sales	160,786	(3,912)	-	-	156,874
Selling, general and administrative	213,263	(26,502)	-	-	186,761
Research and development	65,383	(72)	-	-	65,311
Other operating income, net	(23,492)	-	-	(2,454)	(25,946)
Total operating expenses	1,010,538	(48,255)	-	(2,454)	959,829
Operating income	223,715	48,074	-	2,454	274,243
Interest expense, net	(103,860)	26	-	-	(103,834)
Foreign exchange loss, net	(41,061)	-	41,061	-	-
Other income, net	23,493	-	-	9,628	33,121
Total non-operating expenses	(121,428)	26	41,061	9,628	(70,713)
Income before provision for income taxes	102,287	48,100	41,061	12,082	203,530
Provision for income taxes (a)	63,300	11,552	3,264	558	78,674
Net income	38,987	36,548	37,797	11,524	124,856
Less: Net income attributable to non-controlling interests	34,131	26	-	-	34,157
Net income attributable to IGT PLC	4,856	36,522	37,797	11,524	90,699
Net income per common share - diluted	0.02				0.44
Weighted-average shares - diluted	204,412				204,412

(a) Adjustments for income taxes are determined based on the statutory tax rate in effect in the respective jurisdiction where the adjustment originated.

22

Q2’19 Reconciliation of Non-GAAP Measures $ M except where noted otherwise 23 As Reported Q2'19 Q2'18 Net income (loss) 39 195 Provision for/(Benefit from) income taxes 63 52 Non-operating (income) expenses 121 (38) Depreciation 104 104 Amortization 69 68 Service revenue amortization 52 55 Stock-based compensation expense 3 3 Restructuring expense 3 3 Adjusted EBITDA 454 442